THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

MindWalk Holdings Corp. Common Stock

VOTE BY INTERNET

https://app.vinylequity.com/voting/login

Use the Internet to vote by proxy up
until November 13, 2026 at 1:00 PM (ET).
Have your proxy card in hand when
you access the website and then follow
the instructions. Enter the 16 character
Voting Control Code below and follow the
instructions to vote your proxy.

VOTE BY MAIL

Mark, sign, and date this proxy card and promptly return to:

Vinyl Equity Inc.

ATTN: Proxy Services

549 W Randolph St, Suite 406

Chicago, IL 60661

VOTE BY EMAIL OR BY FAX

Mark, sign, and date this proxy card and
promptly return it by email to:

proxy@vinylequity.com

ATTN: Proxy Services

or by fax to:

+1 847-485-0486

ATTN: Proxy Services

CONTROL CODE: AAAA-BBBB-CCCC-DDDD

The undersigned hereby appoints Jennifer Bath President and Chief Executive Officer of the Company as the true and lawful proxy of the undersigned, with full power of substitution, to vote all shares of the Common Stock of MindWalk Holdings Corp. (the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held at 1:00 PM ET Time November 17, 2026 to be held virtually via live audio-only webcast at https://register.proxypush.com/hyft and any adjournment or postponement thereof. There will not be a physical meeting location. Please see the enclosed Proxy Materials from the Company for more details. The undersigned hereby revokes any proxy or proxies previously given to represent or vote such Common Stock and hereby ratifies and confirms all actions that said proxy, their substitutes, or any of them, may lawfully take in accordance with the terms hereof.

If the undersigned signs, dates, and returns this proxy card but gives no directions for voting, the proxy holders will vote in accordance with the Board recommendations. The proxy holders are each authorized to vote in accordance with their discretion on such other matters as may properly come before the meeting and any adjournment or postponement thereof.

This proxy is solicited on behalf of the Board of Directors of the Company. If this signed card contains no specific voting instructions, the shares will be voted with the Board’s recommendations.

TO VOTE, MARK THE BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

Continued on page 2

The Board of Directors recommends that you vote FOR the election of each director nominee

1. To elect directors of the Company for the ensuing year as set forth in the Company’s management information circular.	For	Withhold
a. Dr. Jennifer L. Bath	☐	☐
b. Jon Lieber	☐	☐
c. Kim Remizowski	☐	☐
d. Dirk Witters	☐	☐

The Board of Directors recommends that you vote FOR this Proposal

2. To appoint Davidson & Company LLP as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.	For ☐	Against ☐

The undersigned hereby revokes any proxy or proxies previously given to represent or vote such Common Stock and hereby ratifies and confirms all actions that said proxy, their substitutes, or any of them, may lawfully take in accordance with the terms hereof.

Authorized Signatures – This section MUST be completed for your vote to be counted – date and sign below.

Please sign exactly as your name appears above. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please indicate full title as such. Joint owners should each sign personally. All holders must sign. If a corporation, please sign the full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN THE BOX]	Date	Signature (Joint Owner)	Date